

November 7, 2014

Via E-mail
Mr. James M. Heaney
 Chief Financial Officer
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

>   **Re: SeaWorld Entertainment, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 21, 2014**
>   **Response dated October 14, 2014**
>   **File No. 1-35883**

Dear Mr. Heaney:

We have reviewed your supplemental response dated October 14, 2014 in response to our letter dated September 29, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 11. Long-Term Debt, page F-17

1.   Please include expanded narrative discussion in the restatement note to disclose the amount of costs or fees that should have been capitalized, expensed, written-off and/or reflected as a loss on debt extinguishment in connection with each modifications as they pertain to Amendment Nos. 1, 2, 3, 4, and 5 of the senior secured credit facilities. In this regard, describe the financial statement correction impact resulting from each separate Amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief